

June 8, 2010

Mr. James J. Volker
Chairman, President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, CO 80290

> **Re:** **Whiting Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Response letter dated May 12, 2010**
> **File No. 1-31899**

Dear Mr. Volker:

We have reviewed your filings and response letter dated May 12, 2010 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties

Reserves

Proved Undeveloped Reserves, page 34

1.   Your response to prior comment number one explains that our mathematical calculation and resulting suggestion that it will take 18 years to develop your proved undeveloped reserves ("PUD") is not accurate because the 5.5 MMBOE converted in 2009 did not include significant volumes converted in 2009 from the PUD category to proved developed reserves related to two enhanced oil recovery CO2 flood projects at the North Ward Estes field and the Postle field. As you appear to have excluded significant conversions of proved undeveloped reserves to proved developed reserves from your disclosure, please tell us how your disclosure complies with Item 1203 (b) of Regulation S-K.

2.   Your response to prior comment two indicates that the entire project at the North Ward Estes field could not be implemented at one time "due to the large size of the CO2 flood" and that the staged development is necessary to "recycle CO2 volumes from one area of

the reservoir to the next." Please clarify in further detail whether the staged development is necessary due to external factors related to the physical operating environment or to internal factors and whether any particular external or internal factors necessarily precludes full field development within five years. As part of your response, please address the project criteria presented in Compliance and Disclosure Interpretation Item 108.01 with attention to lost capital from premature project termination and the consequences of an investment decision to develop only a portion of the field reserves.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director